File No.: 82-3667

ces.

City e-Solutions Limited

(incorporated in the Cayman Islands with limited liability)

(Stock Code:557)

SUPPL

2009

Interim financial report
for the six months ended 30 June 2009

dlw 10/9

CONTENTS

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following interim unaudited consolidated results of the Company, its subsidiaries and its jointly controlled entity (the "Group") and the Group's interest in an associate for the six months ended 30 June 2009 together with comparative figures.

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2009 - unaudited

	Note	Six months ended 30 June 2009	2008 Re-presented
		HK$'000	*HK$'000*
Continuing operations			
Turnover	3	35,266	46,608
Cost of sales		(14,484)	(10,896)
Gross profit		20,782	35,712
Other net income/(losses)	4	28,291	(14,637)
Administrative expenses		(19,706)	(22,236)
Profit/(Loss) from operations		29,367	(1,161)
Share of losses of associate		(258)	(688)
Profit/(Loss) before taxation		29,109	(1,849)
Income tax	5	(1,177)	(2,872)
Profit/(Loss) from continuing operations		27,932	(4,721)
Discontinued operations			
Profit from discontinued operations, net of tax	6	3,922	1,927
Profit/(Loss) for the period	8	31,854	(2,794)
Attributable to :			
Equity shareholders of the Company		31,552	(3,254)
Minority interests		302	460
Profit/(Loss) for the period		31,854	(2,794)
Earnings/(Losses) per share	9	**HK cents**	**HK cents**
Basic earnings/(losses) per share		8.25	(0.85)
Continuing operations		**HK cents**	**HK cents**
Basic earnings/(losses) per share	9	7.22	(1.35)

The notes on pages 7 to 22 form part of this interim financial report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2009 - unaudited

	Note	Six months ended 30 June 2009 HK$'000	2008 HK$'000
Profit/(Loss) for the period		31,854	(2,794)
Other comprehensive income for the period (after taxation and reclassification adjustments):			
Exchange differences on translation of:			
- financial statements of foreign operations		147	2,330
- monetary items forming part of net investment in a foreign operation		64	8
Exchange differences realised on disposal of an investment in a jointly controlled entity	6	(273)	—
		(62)	2,338
Total comprehensive income/ (expense) for the period		31,792	(456)
Attributable to:			
Equity shareholders of the Company		31,421	(864)
Minority interest		371	408
Total comprehensive income/ (expense) for the period		31,792	(456)

The notes on pages 7 to 22 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

at 30 June 2009 - unaudited

	Note	**At 30 June 2009** *HK$'000*	**At 31 December 2008** *HK$'000*
Non-current assets			
Plant and equipment		3,629	7,612
Intangible assets		149	3,651
Interest in an associate		29,639	30,039
Deferred tax assets		11,939	12,940
Total non-current assets		45,356	54,242
Current assets			
Properties held for resale		—	11,609
Trading securities		75,838	59,856
Trade and other receivables	10	19,296	27,622
Current tax recoverable		350	163
Cash and cash equivalents	11	457,020	438,954
		552,504	538,204
Current liabilities			
Trade and other payables	12	(19,652)	(44,785)
Provision for taxation		(1,194)	(2,439)
		(20,846)	(47,224)
Net current assets		531,658	490,980
Total assets less current liabilities		577,014	545,222
NET ASSETS		577,014	545,222
CAPITAL AND RESERVES			
Share capital		382,450	382,450
Reserves		158,465	127,044
Total equity attributable to equity shareholders of the Company		540,915	509,494
Minority interests		36,099	35,728
TOTAL EQUITY		577,014	545,222

The notes on pages 7 to 22 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2009 - unaudited

	Note	Six months ended 30 June			
		2009		2008	
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total equity at 1 January					
Attributable to :					
Equity shareholders of the Company			509,494		662,554
Minority interests			35,728		35,660
			545,222		698,214
Changes in equity for the six months ended 30 June					
Dividends declared or approved during the period	7	—		(11,494)	
Shares repurchased		—		(592)	
Total comprehensive income /(expense) for the period		31,792		(456)	
Total changes in equity for the six months ended 30 June			31,792		(12,542)
Attributable to :					
Equity shareholders of the Company		31,421		(12,950)	
Minority interests		371		408	
		31,792		(12,542)	
Total equity at 30 June			577,014		685,672

The notes on pages 7 to 22 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2009 - unaudited

	Note	Six months ended 30 June 2009 HK$'000	2008 HK$'000
Net cash generated from operating activities		5,745	3,174
Net cash used in investing activities		(823)	(25,494)
Net increase/(decrease) in cash and cash equivalents		4,922	(22,320)
Cash and cash equivalents at 1 January		438,954	513,833
Effect of foreign exchange rate changes		13,144	3,376
Cash and cash equivalents at 30 June	11	457,020	494,889

The notes on pages 7 to 22 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

1. BASIS OF PREPARATION

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (HKAS) 34, *Interim Financial Reporting*, issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It was authorised for issuance on 11 August 2009.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2008 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2009 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2008 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with HKFRSs.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*, issued by the International Federation of Accountants. KPMG's independent review report to the Board of Directors is included on page 23. In addition, this interim financial report has been reviewed by the Company's Audit Committee.

The financial information relating to the financial year ended 31 December 2008 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2008 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 23 February 2009.

2. CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued one new Hong Kong Financial Reporting Standards ("HKFRS"), a number of amendments to HKFRSs and new Interpretations that are first effective for the current accounting period of the Group and the Company. Of these, the following developments are relevant to the Group's financial statements:

- HKFRS 8, *Operating segments*
- HKAS 1 (revised 2007), *Presentation of financial statements*
- Improvements to HKFRSs (2008)
- Amendments to HKFRS 7, *Financial instruments: Disclosures - improving disclosures about financial instruments*
- Amendments to HKAS 27, *Consolidated and separate financial statements - cost of an investment in a subsidiary, jointly controlled entity or associate*
- HKAS 23 (revised 2007), *Borrowing costs*

The amendments to HKAS 23 and HKAS 27 have no material impact on the Group's financial statements as the amendments were consistent with policies already adopted by the Group. In addition, the amendments to HKFRS 7 do not contain any additional disclosure requirement specifically applicable to the interim financial report. The impact of the remainder of these developments on the interim financial report is as follows:

- HKFRS 8 requires segment disclosure to be based on the way that the Group's chief operating decision maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group's chief operating decision maker for the purposes of assessing segment performance and making decisions' about operating matters. The adoption of HKFRS 8 has resulted in the presentation of segment information in a manner that is more consistent with internal reporting provided to the Group's most senior executive management. Corresponding amounts have been provided on a basis consistent with the revised segment information.

- As a result of the adoption of HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

3. SEGMENT REPORTING

The Group manages its businesses by divisions, which are organised by products and services. On first-time adoption of HKFRS 8, *Operating Segments* and in a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has identified the following four reportable segments:

- Investment holding: This segment relates to investments in listed equity investments and unlisted marketable equitable equity mutual funds held as trading securities. Currently, the Group's equity investment portfolio includes equity securities listed on the London Stock Exchange and The Philippine Stock Exchange, Inc. and investment portfolio in United States and Hong Kong.

- Hospitality related services: This segment primarily derives the revenue from the provision of hotel management, hotel reservation, and revenue management services, risk management services and procurement services to the hospitality industry. Currently, the Group's activities in this regard are carried out in the United States.

- Property investment: This segment relates to investments in properties which are held with the intention of sale in the ordinary course of business. The properties are located entirely in Singapore.

- Education related services: This segment derives revenue from the provision of education, childcare and learning related services. The activities are carried out mainly in Singapore and Hong Kong through a jointly controlled entity which was disposed of by the Group in March 2009.

(a) **Segment results, assets and liabilities**

In accordance with HKFRS 8, segment information disclosed in the interim financial report has been prepared in a manner consistent with the information used by the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segments. In this regard, the Group's senior executive management monitors the results, assets and liabilities attributable to each reportable segment on the following basis:

Segment assets include all tangible, intangible assets, current assets with the exception of interest in an associate, deferred tax assets and current tax recoverable. Segments liabilities include trade and other payables.

Revenue and expenses are allocated to the reportable segments with reference to sales generated by and expenses incurred by those segments or which otherwise arise from the depreciation or amortisation of assets attributable to those segments. Segment revenue and expenses include the Group's share of revenue and expense arising from the activities of the Group's jointly controlled entity.

The measure used for reporting segment profit is "profit from operations". In addition to receiving segment information concerning profit from operations, management is provided with segment information concerning revenue, interest income, depreciation and amortisation, impairment losses, unrealised foreign exchange gain/loss, unrealised gain/loss on trading securities and additions to non-current assets segment used by the segments in their operations.

Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segments for the period is set out below:

	Investment Holding Six months		Hospitality Related Services Six months		Property Investment Six months		Total continuing operations Six months		Education (Discontinued) Six months		Total Six months	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	560	1,708	20,476	26,179	12,282	10,028	33,318	37,915	7,837	26,456	41,155	64,371
Interest income	1,513	8,077	435	616	–	–	1,948	8,693	5	65	1,953	8,758
Reportable segment revenue	2,073	9,785	20,911	26,795	12,282	10,028	35,266	46,608	7,842	26,521	43,108	73,129
Reportable segment profit/(loss)	25,669	(9,897)	2,951	5,084	747	3,652	29,367	(1,161)	(558)	2,171	28,809	1,010
Depreciation and amortisation	548	555	303	312	–	–	851	867	604	614	1,455	1,481
Unrealised gains/(losses) on trading securities	10,812	(16,064)	559	(818)	–	–	11,371	(16,882)	–	–	11,371	(16,882)
Unrealised foreign exchange gains	16,588	1,477	–	–	–	–	16,588	1,477	–	–	16,588	1,477
Additions to non-current assets segment	12	3	31	428	–	–	43	431	187	1,445	230	1,876
Reportable segment assets	473,187	437,714	79,556	78,663	3,189	11,796	555,932	528,173	–	21,131	555,932	549,304
Reportable segment liabilities	4,957	6,533	14,658	17,478	37	32	19,652	24,043	–	20,742	19,652	44,785

(b) Reconciliations of reportable segment profit or loss, assets and liabilities

	Note	At 30 June 2009 HK$'000	At 30 June 2008 HK$'000
Profit			
Reportable segment profit		28,809	1,010
Share of losses of associate		(258)	(688)
Elimination of discontinued operations	6	558	(2,171)
Consolidated profit/(loss) before taxation from continuing operations		29,109	(1,849)

		At 30 June 2009 HK$'000	At 31 December 2008 HK$'000
Assets			
Reportable segment assets		555,932	549,304
Interest in an associate		29,639	30,039
Deferred tax assets		11,939	12,940
Current tax recoverable		350	163
Consolidated total assets		597,860	592,446
Liabilities			
Reportable segment liabilities		19,652	44,785
Provision for taxation		1,194	2,439
Consolidated total liabilities		20,846	47,224

4. OTHER NET INCOME/(LOSSES)

	Six months ended 30 June 2009 *HK$'000*	2008 *HK$'000*
Net realised and unrealised foreign exchange gains	16,569	2,300
Net realised and unrealised gains/(losses) on trading securities	11,428	(16,882)
Others	294	(55)
	28,291	(14,637)

5. INCOME TAX

	Six months ended 30 June 2009 *HK$'000*	2008 *HK$'000*
Current tax - Overseas		
Provision for the period	153	577
	153	577
Deferred tax		
Origination and reversal of temporary differences	(101)	2,295
Utilisation of deferred tax assets previously recognised	1,125	—
	1,024	2,295
Income tax expense from continuing operations	1,177	2,872
Income tax expense from discontinued operations	—	244
	1,177	3,116

The provision for Hong Kong Profits Tax is calculated at the rate of 16.5% (2008: 16.5%) of the estimated assessable profits for the period ended 30 June 2009. Taxation for overseas subsidiaries has been provided on estimated assessable profits at the rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands. The tax concession was renewed for a further period of twenty years from 2 June 2009.

As at 30 June 2009, the Group has not recognised deferred tax assets in respect of tax losses of approximately HK$4.0 million (31 December 2008: HK$3.9 million) as it is not probable that there will be sufficient future taxable profits against which the Group can utilise the benefits. The tax losses do not expire under the current tax legislations.

6. DISCONTINUED OPERATIONS

On 13 March 2009, the Group entered into an agreement to dispose of its 50% shareholding interest in MindChamps Holdings Pte. Limited ("MindChamps"), a jointly controlled entity for a total consideration of S$3.5 million (about HK$17.75 million). The disposal was completed on 23 March 2009. Accordingly, the Group no longer consolidates proportionately the financial results of MindChamps from that date. The comparative income statement has been re-presented to show the results of the discontinued operations separately from those of the continuing operations.

The total consideration of S$3.5 million (about HK$17.75 million) shall settled by cash in the following manner:

(a) S$0.75 million (HK$3.8 million) paid on 23 March 2009;

(b) S$0.25 million (HK$1.27 million) by 5 equal monthly instalments of S$0.05 million (HK$0.25 million) each payable on or before the 4th business day of each month, with the first instalment paid in May 2009;[1]

(c) The remaining S$2.5 million (about HK$12.68 million) in March 2011.

The group would record additional gains as and when the deferred consideration is received.

(1) For the period under review, S$0.1 million (HK$0.6 million) was received.

The results of the discontinued operations are as follows:

	Note	Six months ended 30 June 2009 HK$'000	2008 HK$'000
Turnover		7,842	26,521
Expenses		(8,400)	(24,350)
(Loss)/Profit before taxation		(558)	2,171
Income tax		—	(244)
(Loss)/Profit after taxation		(558)	1,927
Gain on disposal of discontinued operation		4,480	—
Profit from discontinued operations		3,922	1,927
Basic earnings per share (cents)	9	1.03	0.50
Cash flows used in discontinued operations			
Operating activities		(3,592)	(1,631)
Investing activities		(780)	(1,445)
		(4,372)	(3,076)

The effect of the disposal on the assets and liabilities of the Group is as follows:

	Six months ended 30 June 2009 *HK$'000*
Non current assets	(5,972)
Current assets	(8,715)
Current liabilities	15,480
Net identifiable assets and liabilities	793
Gain on disposal of discontinued operation	(4,480)
Realisation of exchange differences arising from the disposal of discontinued operation	273
Cash consideration received, satisfied in cash (net of expenses incurred)[(2)]	(3,414)
Cash disposed of	4,015
Net cash flows	601

(2) This represents the cash consideration received to-date of HK$4,361,000, net of expenses incurred of HK$947,000.

7. DIVIDENDS

a) *Dividends attributable to the interim period*

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2009 (2008: HK$Nil).

b) *Dividends attributable to the previous financial year, approved and paid during the interim period*

	Six months ended 30 June	
	2009	**2008**
	HK$'000	*HK$'000*
Final dividend in respect of the previous financial year, approved and paid during the interim period of HK Nil cents (2008: HK3 cents) per share	—	11,494

8. PROFIT/(LOSS) FOR THE PERIOD

Profit/(Loss) for the period is arrived at after charging/(crediting):

	Six months ended 30 June	
	2009	**2008**
	HK$'000	*HK$'000*
Depreciation of plant and equipment	1,237	1,450
Amortisation of intangible assets	218	31
Dividends and interest income	(2,513)	(10,466)
Gain on disposal of investment in a jointly controlled entity	(4,480)	—

9. EARNINGS/(LOSSES) PER SHARE

a) *Basic earnings per share*

The calculation of basic earnings per share is based on profit attributable to equity shareholders of the Company of HK$31.6 million (six months ended 30 June 2008: Loss of HK$3.3 million) and on the weighted average number of ordinary shares of 382,449,524 (2008: 382,924,062) in issue during the period.

For the period ended 30 June 2009, earnings per share for continuing and discontinued operations have been calculated using the profit relating to continuing operations of HK$27.6 million (2008: Loss of HK$5.2 million) and the profit relating to discontinued operations of HK$3.9 million (2008: HK$1.9 million).

b) *Diluted earnings per share*

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

10. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade receivables (net of impairment losses) with the following ageing analysis:

	At 30 June 2009 *HK$'000*	At 31 December 2008 *HK$'000*
Current or less than 1 month overdue	7,053	9,959
1 to 3 months overdue	1,763	5,111
More than 3 months overdue but less than 12 months overdue	1,042	387
Total trade receivables, less impairment losses	9,858	15,457
Other receivables, deposits and prepayments	9,151	10,713
Amounts owing by affiliated companies	287	782
Amounts owing by other shareholder of jointly controlled entity	—	670
	19,296	27,622

Trade receivables are due within 30 days from the date of billing. Debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from its customers.

11. CASH AND CASH EQUIVALENTS

	At 30 June 2009 *HK$'000*	At 31 December 2008 *HK$'000*
Deposits with banks and other financial institutions	400,773	399,967
Cash at bank and in hand	56,247	38,987
Cash and cash equivalents in the consolidated cash flow statement	457,020	438,954

12. TRADE AND OTHER PAYABLES

	At 30 June 2009	At 31 December 2008
	HK$'000	*HK$'000*
Trade payables	311	2,294
Other payables and accrued charges	19,164	41,808
Amounts owing to affiliated companies	177	683
	19,652	44,785

All trade payables are due within 1 month or on demand.

13. COMMITMENTS

a) The total future minimum lease payments under non-cancellable operating lease in respect of office space are payable as follows:

	At 30 June 2009	At 31 December 2008
	HK$'000	*HK$'000*
Within 1 year	1,792	8,404
After 1 year but within 5 years	662	9,673
	2,454	18,077

The above leases run for a period between two to five years. One of the leases includes an option to renew the lease on expiry. The leases do not include contingent rental.

As at 31 December 2008, the minimum lease payments include Group's share of the jointly controlled entity operating lease rental for office space and premises amounting to HK$14.7 million. Following the disposal, no such figure was included as at 30 June 2009.

b) As at 30 June 2009, the Group has outstanding capital contribution to an associate of approximately HK$122.0 million (as at 31 December 2008: HK$121.0 million) pursuant to the shareholders' agreement entered into on 25 June 2007.

14. MATERIAL RELATED PARTY TRANSACTIONS

During the period, there were the following material related party transactions:

	Six months ended 30 June	
	2009	**2008**
	HK$'000	*HK$'000*
Dividend income received from related company	560	1,708
Income received from provision of hospitality and other related services to related companies	1,064	1,952

15. COMPARATIVE FIGURES

As a result of the application of HKAS 1 (revised 2007), *Presentation of financial statements* and HKFRS 8, *Operating segments*, certain comparatives figures have been adjusted to conform to current period's presentation to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in note 2.

The comparative income statement has also been re-presented as if an operation discontinued during the current period had been discontinued from the start of the comparative period.

INDEPENDENT REVIEW REPORT

To the Board of Directors of City e-Solutions Limited

INTRODUCTION

We have reviewed the interim financial report set out on pages 2 to 22 which comprises the consolidated balance sheet of City e-Solutions Limited as of 30 June 2009 and the related consolidated income statement, statement of comprehensive income and statement of changes in equity and condensed consolidated statement of cash flows for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34, *Interim Financial Reporting*, issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial report as at 30 June 2009 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34, *Interim Financial Reporting*.

KPMG LLP
Certified Public Accountants

16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581
11 August 2009

MANAGEMENT DISCUSSION AND ANALYSIS

The Group recorded a net profit attributable to the equity shareholders of the Company of HK$31.6 million for the period under review as compared with a net loss of HK$3.3 million in the previous corresponding period.

For the period under review, the profit is contributed mainly by the investment holding business segment with a pre-tax profit of HK$25.7 million as compared with a pre-tax loss of HK$9.9 million in the previous corresponding period. This segment recorded unrealised profit of HK$11.4 million as a result of the revaluation of the Group's trading securities to fair value as at 30 June 2009 as well as a net realised and unrealised translation exchange gain of HK$16.6 million arising mainly from the Sterling Pound denominated trading security and cash deposit. The total amount of HK$28.0 million compares favourably to the total net realised and unrealised losses of HK$14.6 million reported in the previous corresponding period.

In addition, the Group recognised a profit of HK$3.9 million, which is attributed mainly to the sale of its 50% equity interest in MindChamps ("MindChamps Sale") on 23 March 2009, as compared with a profit of HK$1.9 million in the previous corresponding period. Following the sale, the Group no longer consolidates proportionately the financial results of MindChamps and the result has been reported as discontinued operations.

Lower revenues and profits were recorded from the other Group's business segments. The continuing challenging economic environment has resulted in lower Group's revenue of HK$35.3 million for the period under review, down by HK$11.3 million from HK$46.6 million in the previous corresponding period. This is mainly due to lower dividend and interest income of HK$2.5 million as compared to HK$10.5 million in the previous corresponding period.

The current recession in the US economy has caused most of Swan's hotels under management to record lower revenues and operating profits compared to the previous corresponding period. The decline in the managed hotels' operating results has in turn affected the property revenues and management fees recorded by Swan's hotel management business unit, Richfield. For the period under review, Swan's group recorded a lower pre-tax profit from operations of HK$2.9 million as compared with a pre-tax profit of HK$4.1 million in the previous corresponding period.

Besides the MindChamps Sale, the Group has also completed the sale of the remaining two units of residential properties in Singapore held for resale at total revenue of HK$12.3 million as compared with revenue of HK$10.0 million on the sale of one unit in the previous corresponding period. Accordingly, a smaller pre-tax profit of HK$0.8 million was realised for the period under review as compared with a pre-tax profit of HK$3.6 million recorded in the previous corresponding period.

Financial Position, Cash Flow and Borrowings

As at 30 June 2009, the Group's total assets stood at HK$597.9 million, up from HK$592.4 million as at 31 December 2008. The Group's net tangible assets per share improved to HK$1.41 as at 30 June 2009 from HK$1.32 as at 31 December 2008.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, the net cash generated from operating activities amounted to HK$5.7 million. While the MindChamps Sale gave rise to a net cash outflow of HK$0.6 million as the net cash consideration received for the period under review was less than the cash balance of MindChamps which was no longer included in the Group's consolidated cash balance as at 30 June 2009.

Accordingly, the Group reported an increase in cash and cash equivalents of HK$4.9 million which together with a favourable unrealised translation gain of HK$13.1 million resulted in a total cash and cash equivalents of HK$457.0 million as at 30 June 2009, up by HK$18.0 million from HK$439.0 million as at 31 December 2008.

The Group has no borrowings for the period under review.

Treasury Activities

Majority of the Group's cash is held in United States dollar, Sterling Pound and Singapore dollar cash deposits. It is the Group's view to maximise returns to shareholders and hence a portion of its portfolio is held in various currencies. We will closely monitor the Group's exposure to currency movement and take the appropriate action when necessary.

Directors and Employees

As at 30 June 2009, the Group had 41 employees, down from 51 as at the end of the last financial year ended 31 December 2008. The total payroll costs excluding the Group's 50% share of jointly controlled entity for the period under review was HK$13.8 million as compared with HK$14.1 million in the previous corresponding period.

Prospects

Business conditions continue to remain challenging in the 2nd Half of 2009 and the management of Swan will adopt a cost-conscious approach towards managing its current business. The Group continues to hold some trading securities while its cash reserves are in a basket of currencies. From time to time, there could be continued adjustments attributable to unrealised gains or losses arising from the fair value readjustments of the Group's trading securities and unrealised gains or losses on revaluation of foreign currency cash deposits.

As the global recession continues and the credit environment remains tight, investment opportunities may become available at attractive valuations. The Group still has significant cash reserves to capitalise on such price dislocation that may arise in the current environment.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and 1 non-executive director of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2009.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the period.

Under the code provision E.1.2, the Chairman of the board should attend the annual general meeting. However, in the annual general meeting held on 22 April 2009, our Chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr Gan Khai Choon to chair the meeting on his behalf.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the period under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2009.

DIRECTORS' INTERESTS IN SHARES

a. As at 30 June 2009, the interests of the Directors and Chief Executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("The Stock Exchange") pursuant to the Model Code were as follows:—

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Kwek Leng Joo	personal	1,436,000
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	397,226
Kwek Leng Joo	personal	65,461
Gan Khai Choon	personal	100,000
	family	25,000

Name of Director	Nature of Interest	Number of Preference Shares
Kwek Leng Beng	personal	144,445
Kwek Leng Joo	personal	100,000
Gan Khai Choon	personal	49,925
	family	25,738

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Gan Khai Choon	family	247
Name of Chief Executive		
Sherman Kwek Eik Tse	personal	1,174

Millennium & Copthorne Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	3,000,000

Note: Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to Millennium & Copthorne Hotels Long Term Incentive Plan (the "LTIP") approved by shareholders of Millennium & Copthorne Hotels plc ("M&C") on 4 May 2006, certain Directors were awarded Performance Share Award of ordinary shares of 30 pence each as follows:

Name of Director	Date Awarded	Number of Performance Shares	Vesting Date
Lawrence Yip Wai Lam	01/09/2006	9,622	01/09/2009
	27/03/2007	5,698	27/03/2010
	25/06/2008	15,877	25/06/2011
	30/03/2009	42,322	30/03/2012

Note: Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries.

(c) Save as disclosed herein, as at 30 June 2009, none of the Directors and the chief executive of the Company or their associates were interested or had any short position in any shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2009, the following corporations were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under section 336 of the SFO:

Name of Shareholder	**Number of Shares Held**	*Notes*	**Percentage Holding in the Company**
eMpire Investments Limited	190,523,819		49.82%
City Developments Limited	200,854,743	(1)	52.52%
Hong Leong Holdings Limited	21,356,085		5.58%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	(2)	60.37%
Davos Investment Holdings Private Limited	230,866,817	(3)	60.37%
Kwek Leng Kee	230,866,817	(4)	60.37%
Arnhold and S Bleichroeder Advisors, LLC	38,022,000		9.94%
Farallon Capital Offshore Investors, Inc.	35,232,850	(5)	9.21%
Aberdeen Asset Management Asia Ltd	23,052,000		6.03%
Aberdeen Asset Management Plc and its Associates (together "The AAM Group") on Behalf of Accounts Managed by The AAM Group	23,052,000	(6)	6.03%
Noonday G.P.(U.S.), L.L.C.	22,321,306		5.84%

Notes:

1. Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.52% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2. The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3. The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.37% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4. Mr Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

5. Farallon Capital Offshore Investors, Inc. is interested in these shares in its capacity as the beneficial owner.

6. Aberdeen Asset Management Plc is interested in these shares in its capacity as the investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management Plc are interested.

Save as stated above, no person or corporation was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2009.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 11 August 2009

City e-Solutions Limited

（於開曼群島註冊成立之有限公司）

（股份代號：557）

二零零九年

中期財務報告

截至二零零九年六月三十日止六個月

目 錄

業績

City e-Solutions Limited（「本公司」）董事欣然公佈本公司、其附屬公司及其共同控制實體（「本集團」）截至二零零九年六月三十日止六個月之中期未經審核綜合業績及本集團於一家聯營公司權益，連同比較數字列載如下。

綜合收益表

截至二零零九年六月三十日止六個月－未經審核

	附註	截至六月三十日止六個月 二零零九年	 二零零八年 重列
		千港元	*千港元*
持續經營業務			
營業額	3	35,266	46,608
銷售成本		(14,484)	(10,896)
毛利		20,782	35,712
其他收入／（虧損）淨額	4	28,291	(14,637)
行政開支		(19,706)	(22,236)
經營溢利／（虧損）		29,367	(1,161)
佔聯營公司虧損份額		(258)	(688)
除税前溢利／（虧損）		29,109	(1,849)
所得税	5	(1,177)	(2,872)
來自持續經營業務之溢利／（虧損）		27,932	(4,721)
已終止經營業務			
來自已終止經營業務之溢利，扣除税項	6	3,922	1,927
期內溢利／（虧損）	8	31,854	(2,794)
以下各項應佔：			
本公司之權益持有人		31,552	(3,254)
少數股東權益		302	460
期內溢利／（虧損）		31,854	(2,794)
		港仙	*港仙*
每股盈利／（虧損）	9		
每股基本盈利／（虧損）		8.25	(0.85)
		港仙	*港仙*
持續經營業務			
每股基本盈利／（虧損）	9	7.22	(1.35)

第7至第22頁之附註為本中期財務報告之一部份。

綜合全面收益表

截至二零零九年六月三十日止六個月－未經審核

	附註	截至六月三十日止六個月 二零零九年 千港元	二零零八年 千港元
期內溢利／(虧損)		31,854	(2,794)
期內其他全面收入			
(稅項及重分類調整後)：			
換算以下項目之匯兑差額：			
－國外業務財務報表		147	2,330
－構成國外業務投資淨額部分之貨幣項目		64	8
出售一間共同控制實體投資時變現之匯兑差額	6	(273)	—
		(62)	2,338
期內全面收入／(支出)總額		31,792	(456)
以下各項應佔：			
本公司之權益持有人		31,421	(864)
少數股東權益		371	408
期內全面收入／(支出)總額		31,792	(456)

第7至第22頁之附註為本中期財務報告之一部份。

於二零零九年六月三十日之綜合資產負債表－未經審核

	附註	於 二零零九年 六月三十日 *千港元*	於 二零零八年 十二月 三十一日 *千港元*
非流動資產			
物業、廠房及設備		3,629	7,612
無形資產		149	3,651
於聯營公司權益		29,639	30,039
遞延稅資產		11,939	12,940
非流動資產總值		45,356	54,242
流動資產			
持作轉售之物業		–	11,609
買賣證券		75,838	59,856
應收賬款及其他應收款	10	19,296	27,622
可收回當期稅項		350	163
現金及現金等價物	11	457,020	438,954
		552,504	538,204
流動負債			
應付賬款及其他應付款	12	(19,652)	(44,785)
稅項撥備		(1,194)	(2,439)
		(20,846)	(47,224)
淨流動資產		531,658	490,980
總資產減流動負債		577,014	545,222
淨資產		**577,014**	**545,222**
資本及儲備			
股本		382,450	382,450
儲備		158,465	127,044
本公司之權益持有人應佔總權益		540,915	509,494
少數股東權益		36,099	35,728
總權益		**577,014**	**545,222**

第7至第22頁之附註為本中期財務報告之一部份。

綜合權益變動報表

截至二零零九年六月三十日止六個月－未經審核

	附註	截至六月三十日止六個月			
		二零零九年		二零零八年	
		千港元	千港元	千港元	千港元
於一月一日之總權益					
以下各項應佔：					
本公司之權益持有人			509,494		662,554
少數股東權益			35,728		35,660
			545,222		698,214
截至六月三十日止六個月權益變動					
期間宣派或批准股息	7	—		(11,494)	
購回股份		—		(592)	
期間總全面收入／(開支)		31,792		(456)	
截至六月三十日止六個月總權益變動			31,792		(12,542)
以下各項應佔：					
本公司權益持有人		31,421		(12,950)	
少數股東權益		371		408	
		31,792		(12,542)	
於六月三十日之總權益			**577,014**		**685,672**

第7至第22頁之附註為本中期財務報告之一部份。

簡明綜合現金流量表

截至二零零九年六月三十日止六個月－未經審核

	附註	截至六月三十日止六個月	
		二零零九年	二零零八年
		千港元	*千港元*
經營業務產生現金淨額		5,745	3,174
投資業務所用現金淨額		(823)	(25,494)
現金及現金等價物增加／(減少)淨額		4,922	(22,320)
於一月一日之現金及現金等價物		438,954	513,833
匯率變動之影響		13,144	3,376
於六月三十日之現金及現金等價物	11	457,020	494,889

第7至第22頁之附註為本中期財務報告之一部份。

未經審核中期財務報告附註

1. 編製基準

本中期財務報告是按照香港聯合交易所有限公司證券上市規則之適用披露條文編製，包括符合香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號*中期財務報告*之規定。其已於二零零九年八月十一日獲得授權頒佈。

編製中期財務報告所採用之會計政策與二零零八年年度財務報表相同，惟於二零零九年年度財務報表中預期出現之會計政策變動除外。該等會計政策變動之詳情載於附註2。

根據香港會計準則第34條，管理層須就影響應用會計政策、所呈報資產及負債、收入及支出之事宜，按年作出判定、估計及假設。編製本中期財務報告時已遵守有關規定。實際結果可能與估計有出入。

本中期財務報告包含簡明綜合財務報表及選錄之闡釋附註。這些附註包括對明瞭本集團自二零零八年年度財務報表以來財務狀況及業績表現之變動具重大影響之事件及交易之解釋。該簡明綜合中期財務報表及當中之附註並不涵蓋香港財務報告準則就編製全套財務報表所要求之所有資料。

本中期財務報告乃未經審核，惟已經由畢馬威會計師事務所根據國際會計師聯合會頒佈之「國際審閱聘用協定準則」第2410號「*由實體之獨立核數師執行之中期財務資料審閱*」審閱。畢馬威會計師事務所致董事會之獨立審閱報告載於第23頁。此外，本中期財務報告已由本公司之審核委員會審閱。

中期財務報告所載有關截至二零零八年十二月三十一日止財政年度之財務資料為之前呈列資料，並不構成本公司在該財政年度之法定財務賬目，惟取材自該等財務報表。截至二零零八年十二月三十一日止年度之法定賬目可從本公司之註冊辦事處索閱。核數師已就該等賬目在其二零零九年二月二十三日之報告中作出無保留意見。

2. 會計政策變動

香港會計師公會已頒佈一項新訂香港財務報告準則、若干經修訂香港財務報告準則及新詮釋，並於本集團及本公司之本會計期間首次生效。其中下列變動與本集團之財務報表有關：

- 香港財務報告準則第8號「*經營分部*」
- 香港會計準則第1號(二零零七年修訂)「*財務報表之呈列*」
- 香港財務報告準則之改進(二零零八年)
- 香港財務報告準則第7號「*金融工具之披露*」之修訂－*改進金融工具之披露*
- 香港會計準則第27號「*綜合及獨立財務報表*」之修訂－*投資附屬公司、聯營公司及共同控制公司之成本*
- 香港會計準則第23號(二零零七年修訂)「*借貸成本*」

香港會計準則第23號及香港會計準則第27號之修訂與本集團一向採納之會計政策一致，故該等修訂對本集團之財務報表並無重大影響。此外，香港財務報告準則第7號之修訂並無新增對中期財務報告的特別披露要求。其餘變動對本中期財務報告之影響如下：

- 香港財務報告準則第8號要求分部之披露應基於本集團首席營運決策人對本集團經營之考慮及管理之方式，各報告分部之匯報金額應為報告給本集團首席營運決策人用於評估分部業績並用作營運事項之決策。採納香港財務報告準則第8號使呈報之分部資料與向本集團最高行政管理層提供之內部報告更為一致。相關金額已按與經修訂分部資料一致之基準提供。

- 由於採用了香港會計準則第1號(二零零七年修訂)，在經修訂綜合權益變動表中，當期由權益持有人交易引起之權益變動詳情已與所有其他收入及支出分開列示。所有其他收入及支出若須確認為本期損益時，在綜合收益表內呈列；否則在綜合全面收益表(一個新的主要報表)內呈列。為求與新格式一致，當中相關金額已重新呈列。此項呈列變動並無對任何呈列期間期已呈報之損益、總收入及支出或淨資產構成影響。

3. 分部資料

本集團按產品及服務分類管理其業務。於首次採納香港財務報告準則第8號*經營分部*後，根據以進行資源配置及表現評估為目的向本集團最高行政管理層提供之內部報告資料方式一致之方式，本集團已確定以下四個報告分部：

– 投資控股：	該分部乃關於上市股權投資及持作交易證券之非上市可供出售股票型基金之投資。目前，本集團之股權投資組合包括於倫敦證券交易所及菲律賓證券交易所上市之股本證券及於美國及香港之投資組合。
– 酒店有關服務：	該分部主要透過向酒店行業提供酒店管理、訂房及收益管理服務、風險管理服務及採購服務產生收益。目前，本集團與此有關之業務主要於美國進行。
– 物業投資：	該分部乃關於以於日常業務中以銷售為意圖持有之物業投資。該等物業全部位於新加坡。
– 教育有關服務：	該分部透過提供教育、幼兒護理及學習相關服務產生收益。該等業務主要透過本集團於二零零九年三月出售之共同控制實體在新加坡及香港進行。

(a) 分部業績、資產及負債

根據香港財務報告準則第8號規定，在中期財務報告中應根據集團最高行政管理層在評估分部表現及進行分部間資源配置時所用方法進行分部資料披露。就此而言，集團高級行政管理層按下列基礎評估各須報告分部之業績、資產及負債：

分部資產包括除於聯營公司權益、遞延税項資產及可收回即期税項外的所有有形資產、無形資產及流動資產。分部負債包括應付賬款及其他應付款。

收益及開支參考須報告分部產生之銷售及開支或按照該等分部應佔資產所產生之折舊或攤銷。分部收益及開支包括本集團所佔本集團共同控制實體業務產生之收益及開支。

報告分部溢利以「經營溢利」為準。除取得有關經營溢利之分部資料外，管理層獲提供之分部資料有收益、利息收入、折舊及攤銷、減值虧損、未變現外匯收益／虧損、買賣證券之未變現收益／虧損及各分部經營時所用新增非流動資產分部。

有關期內向本集團最高行政管理層提供之本集團須報告分部資料(供評估分部表現及分部間資源配置之用)載列如下：

	投資控股		酒店相關服務		物業投資		持續經營業務總計		教育(已終止)		總計	
	六個月		六個月		六個月		六個月		六個月		六個月	
	二零零九年	二零零八年	二零零九年	二零零八年	二零零九年	二零零八年	二零零九年	二零零八年	二零零九年	二零零八年	二零零九年	二零零八年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
來自外界客戶之收益	560	1,708	20,476	26,179	12,282	10,028	33,318	37,915	7,837	26,456	41,155	64,371
利息收入	1,513	8,077	435	616	–	–	1,948	8,693	5	65	1,953	8,758
須報告分部收益	**2,073**	**9,785**	**20,911**	**26,795**	**12,282**	**10,028**	**35,266**	**46,608**	**7,842**	**26,521**	**43,108**	**73,129**
須報告分部溢利/(虧損)	25,669	(9,897)	2,951	5,084	747	3,652	29,367	(1,161)	(558)	2,171	28,809	1,010
折舊及攤銷	548	555	303	312	–	–	851	867	604	614	1,455	1,481
買賣證券之未變現收益/(虧損)	10,812	(16,064)	559	(818)	–	–	11,371	(16,882)	–	–	11,371	(16,882)
未變現外匯收益	16,588	1,477	–	–	–	–	16,588	1,477	–	–	16,588	1,477
新增非流動資產分部	12	3	31	428	–	–	43	431	187	1,445	230	1,876
須報告分部資產	473,187	437,714	79,556	78,663	3,189	11,796	555,932	528,173	–	21,131	555.932	549,304
須報告分部負債	4,957	6,533	14,658	17,478	37	32	19,652	24,043	–	20,742	19,652	44,785

(b) 須報告分部溢利或虧損、資產及負債調節表

	附註	於二零零九年六月三十日 千港元	於二零零八年六月三十日 千港元
溢利			
須報告分部溢利		28,809	1,010
所佔聯營公司虧損		(258)	(688)
終止經營業務抵銷	6	558	(2,171)
持續經營業務除稅前綜合溢利／(虧損)		29,109	(1,849)

	於二零零九年六月三十日 千港元	於二零零八年十二月三十一日 千港元
資產		
須報告分部資產	555,932	549,304
於聯營公司權益	29,639	30,039
遞延稅項資產	11,939	12,940
可收回即期稅項	350	163
綜合資產總值	597,860	592,446
負債		
須報告分部負債	19,652	44,785
稅項撥備	1,194	2,439
綜合負債總額	20,846	47,224

4. 其他收入／(虧損)淨額

	截至六月三十日止六個月	
	二零零九年	二零零八年
	千港元	*千港元*
已變現及未變現外匯收益淨額	16,569	2,300
買賣證券之已變現及未變現收益／(虧損)淨額	11,428	(16,882)
其他	294	(55)
	28,291	(14,637)

5. 所得稅

	截至六月三十日止六個月	
	二零零九年	二零零八年
	千港元	*千港元*
當期稅項－海外		
期內撥備	153	577
	153	577
遞延稅項		
暫時差額之產生及撥回	(101)	2,295
動用先前確認之遞延稅項資產	1,125	—
	1,024	2,295
來自持續經營業務之所得稅費用	1,177	2,872
來自已終止經營業務之所得稅費用	—	244
	1,177	3,116

香港利得稅乃按截至二零零九年六月三十日止期間之估計應課稅溢利以稅率16.5%(二零零八年:16.5%)撥出準備。海外附屬公司稅項乃按相關國家之估計應課稅溢利以當時適用之稅率撥出準備。

根據開曼群島稅務優惠法(經修訂)第6條之規定,本公司獲豁免繳納開曼群島稅項,由一九八九年起計,為期二十年。稅務優惠自二零零九年六月二日起另外延期二十年。

於二零零九年六月三十日,本集團並無將由稅項虧損產生之約4,000,000港元(二零零八年十二月三十一日:3,900,000港元)確認為遞延稅項資產,因為日後不可能有足夠稅務盈利可供本集團從中獲益。根據現行稅法,稅項虧損不會到期。

6. 已終止經營業務

於二零零九年三月十三日,本集團訂立協議,出售其於一間共同控制實體MindChamps Holdings Pte. Limited(「MindChamps」)之50%股權,總代價為3,500,000新加坡元(約17,750,000港元)。出售已於二零零九年三月二十三日完成。因此,本集團此後不再按比例將MindChamps之財務業績綜合入賬。比較收益表已予重列,將已終止經營業務之業績與持續經營業務之業績分開列示。

總代價3,500,000新加坡元(約17,750,000港元)將按以下方式以現金支付:

(a) 750,000新加坡元(3,800,000港元)已於二零零九年三月二十三日支付;

(b) 250,000新加坡元(1,270,000港元),按五個月每月相同金額50,000新加坡元(250,000港元)分期支付,每筆款項須於各月之第四個營業日或之前支付,而首筆付款已於二零零九年五月支付;[1]

(c) 餘下2,500,000新加坡元(約12,680,000港元)於二零一一年三月支付。

本集團將於收取遞延代價時錄得額外收益。

[1] 回顧期內已收到100,000新加坡元(600,000港元)。

已終止經營業務之業績載列如下：

	附註	截至六月三十日止六個月 二零零九年 千港元	 二零零八年 千港元
營業額		7,842	26,521
費用		(8,400)	(24,350)
除稅前（虧損）╱溢利		(558)	2,171
所得稅		—	(244)
除稅後（虧損）╱溢利		(558)	1,927
出售已終止經營業務之收益		4,480	—
來自已終止經營業務之溢利		3,922	1,927
每股基本盈利（仙）	9	1.03	0.50
已終止經營業務使用之現金流量			
經營活動		(3,592)	(1,631)
投資活動		(780)	(1,445)
		(4,372)	(3,076)

出售事項對本集團資產及負債之影響如下：

	截至二零零九年六月三十日止六個月 *千港元*
非流動資產	(5,972)
流動資產	(8,715)
流動負債	15,480
可識別資產及負債淨額	793
出售終止業務之盈利	(4,480)
出售終止經營業務引起之匯兑差額變現	273
已收現金代價，以現金支付（經扣除已產生之開支）[2]	(3,414)
已出售現金	4,015
現金流量淨額	601

[2] 此項金額為迄今所收取之現金代價4,361,000港元，經扣除已產生之開支947,000港元。

7. 股息

a) *中期應佔股息*

本公司董事已議決不宣派截至二零零九年六月三十日止六個月之中期股息(二零零八年：無)。

b) *上一個財政年度應佔已於中期期間批准及派付之股息。*

	截至六月三十日止六個月	
	二零零九年	**二零零八年**
	千港元	*千港元*
就上一個財政年度已於中期期間批准及派付之末期股息為每股零仙(二零零八年：3仙)	—	11,494

8. 本期間溢利／(虧損)

本期間溢利／(虧損)乃經扣除／(計及)下列各項後得出：

	截至六月三十日止六個月	
	二零零九年	**二零零八年**
	千港元	*千港元*
廠房及設備折舊	1,237	1,450
無形資產攤銷	218	31
股息及利息收入	(2,513)	(10,466)
出售於共同控制實體之投資之盈利	(4,480)	—

9. 每股盈利／(虧損)

a) *每股基本盈利*

每股基本盈利是根據本公司之權益持有人應佔盈利31,600,000港元(截至二零零八年六月三十日止六個月：虧損3,300,000港元)及於期內已發行普通股之加權平均數382,449,524股(二零零八年：382,924,062股)計算。

截至二零零九年六月三十日止六個月，持續經營業務及終止經營業務之每股盈利乃使用與持續經營業務有關之溢利27,600,000港元(二零零八年：虧損5,200,000港元)及與終止經營業務有關之溢利3,900,000港元(二零零八年：1,900,000港元)計算。

b) *每股攤薄盈利*

鑒於期內並無攤薄潛在普通股，故每股攤薄盈利並不適用。

10. 應收賬款及其他應收款

應收賬款及其他應收款內包括應收賬款(經扣除減值虧損)之賬齡分析如下:

	於二零零九年六月三十日 千港元	於二零零八年十二月三十一日 千港元
未逾期或逾期少於1個月	7,053	9,959
逾期1至3個月	1,763	5,111
逾期超過3個月但少於12個月	1,042	387
應收賬款總額,經扣除減值虧損	9,858	15,457
其他應收賬款、按金及預付款	9,151	10,713
關聯公司欠款	287	782
共同控制實體其他股東欠款	—	670
	19,296	27,622

應收賬款自出票日期起30日到期。結餘已到期三個月以上之債務人須於進一步獲授任何信貸前清償所有未償還結餘。一般而言,本集團不會要求客戶交出抵押品。

11. 現金及現金等價物

	於二零零九年六月三十日 千港元	於二零零八年十二月三十一日 千港元
銀行及其他金融機構之存款	400,773	399,967
銀行及庫存現金	56,247	38,987
綜合現金流量表之現金及現金等價物	457,020	438,954

12. 應付賬款及其他應付款

	於二零零九年六月三十日 千港元	於二零零八年十二月三十一日 千港元
應付賬款	311	2,294
其他應付款及應計費用	19,164	41,808
應付關聯公司賬款	177	683
	19,652	44,785

所有應付賬款均於一個月內或按要求償還。

13. 承擔

a) 不可撤銷之辦公室空間經營租約之未來最低租金付款總額如下：

	於二零零九年六月三十日 千港元	於二零零八年十二月三十一日 千港元
須於一年內支付	1,792	8,404
須於一年後但五年內支付	662	9,673
	2,454	18,077

上述租約期限為二至五年。其中一項租約包含於屆滿時續約的權利。租約並不包括或然租金。

於二零零八年十二月三十一日，最低租賃款項包括本集團分佔共同控制實體之辦公室空間及物業之經營租賃租金達14,700,000港元。於出售後，該數字於二零零九年六月三十日並無計入。

b) 於二零零九年六月三十日，根據於二零零七年六月二十五日訂立之股東協議，本集團尚有向一家聯營公司注資約122,000,000港元(於二零零八年十二月三十一日：121,000,000港元)未償付。

14. 重大關連人士交易

期內，重大關連人士交易如下：

	截至六月三十日止六個月	
	二零零九年	二零零八年
	千港元	*千港元*
來自一間關連公司之股息收入	560	1,708
來自向關連公司提供酒店及其他相關服務之收入	1,064	1,952

15. 比較數字

由於應用香港會計準則第1號（2007修訂）財務報表列報與香港財務報告準則第8號經營分部，為就於二零零九年首次披露項目提供比較數額，本公司按照該期間之呈列方式對若干比較數字進行調整。有關該等變動之其他詳情於附註2披露。

比較收益表亦已重新呈列，假設於該期間終止經營業務由比較期間開始已終止經營。

獨立審閱報告

致City e-Solutions Limited董事會

緒言

吾等已審閱載於第2至第22頁之中期財務報告，當中包括City e-Solutions Limited於二零零九年六月三十日之綜合資產負債表，以及截至該日止六個月期間之相關綜合收益表、全面收益表、綜合權益變動報表及簡明綜合現金流量表，以及説明附註。香港聯合交易所有限公司證券上市規則規定，編製中期財務報告須符合有關條文及香港會計師公會發出之香港會計準則第34號中期財務報告。根據香港會計準則第34號編製及呈列本中期財務報告乃董事之責任。

吾等之責任是根據吾等之審閱，對中期財務報告作出意見，僅向整體股東報告吾等之結論，而根據雙方協定之條款，本報告不得用作其他用途。吾等概不就本報告之內容，對任何其他人士負責或承擔責任。

審閱範圍

吾等根據「國際審閱聘用協定準則」第2410號「*由實體之獨立核數師執行之中期財務資料審閱*」進行審閱。審閱中期財務資料包括主要對負責財務及會計事宜之人員作出查詢以及應用分析及其他審閱程序。審閱範圍較根據國際審核準則進行之審核為小，故此吾等不能保證能知悉於執行審核工作時方可發現之所有重大事項。因此，吾等並無發表審核意見。

審閱總結

按照吾等之審閱結果，吾等並無注意到有任何事宜導致吾等相信隨附二零零九年六月三十日之中期財務報告於各重大方面並非根據香港會計準則第34號*中期財務報告*編製。

畢馬威會計師事務所
執業會計師

16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581
二零零九年八月十一日

管理層討論及分析

本集團錄得本公司權益持有人應佔之淨溢利為31,600,000港元，而上年同期錄得本公司權益持溢利主要有人應佔之淨虧損3,300,000港元。

於回顧期間，溢利主要由投資控股業務分部之除税前溢利25,700,000港元貢獻，而上年同期則錄得除税前虧損9,900,000港元。該分部錄得因於二零零九年六月三十日將其買賣證券重新計量至公平值而引起之未變現溢利11,400,000港元及主要由英鎊計值之買賣證券及現金存款產生之已變現及未變現匯兑收益淨額16,600,000港元。已變現及未變現淨收入28,000,000港元，較上年同期所報之已變現及未變現淨虧損14,600,000港元而言，屬明顯好轉。

此外，本集團確認溢利3,900,000港元，這主要由於在二零零九年三月二十三日出售MindChamps 50%之股本權益(「MindChamps出售事項」)所致，而上年同期則錄得溢利1,900,000港元。進行出售事項之後，本集團將不再按比例綜合MindChamps之財務業績，並將該業績呈報為終止經營業務。

本集團其他業務分部錄得較低收入及溢利。經濟環境仍充滿挑戰，故於回顧期間，本集團錄得較低收入35,300,000港元，較上年同期之46,600,000港元減少11,300,000港元。這主要由於錄得較低股息及利息收入2,500,000港元，而上年同期則錄得10,500,000港元。

美國經濟正在衰退，使Swan旗下大部分酒店之收益及經營溢利均較上年同期減少。Swan之酒店管理業務單位Richfield之物業收入及管理費亦受Swan管理酒店之經營業績下調拖累。於回顧期間，Swan集團錄得較低經營所得除税前溢利2,900,000港元，而上年同期則錄得4,100,000港元。

除MindChamps出售事項外，本集團亦已銷售於新加坡持作再出售之兩個剩餘住宅物業單位，收入合共12,300,000港元，而上年同期則因出售一個單位錄得收入10,000,000港元。因此，於回顧期間變現微薄除税前溢利800,000港元，而上年同期則錄得除税前溢利3,600,000港元

財務狀況、現金流量及借款

於二零零九年六月三十日，本集團之總資產為597,900,000港元，較於二零零八年十二月三十一日之592,400,000港元有所增加。於二零零九年六月三十日本集團每股資產淨值由二零零八年十二月三十一日之1.32港元提升至1.41港元。

本集團以港元呈報其業績，本集團之目標乃保持以港元為結算單位之價值。

於回顧期間，經營業務產生現金淨額達5,700,000港元。MindChamps銷售產生現金流出淨額600,000港元，此乃由於回顧期間收取之現金代價淨額低於MindChamps之現金結餘，且其現金結餘已不再計入本集團於二零零九年六月三十日之綜合現金結餘。

因此，本集團報告現金及現金等價物增加4,900,000港元，連同未變現匯兑收益13,100,000港元，使二零零九年六月三十日總現金及現金等價物達457,000,000港元，較二零零八年十二月三十一日之439,000,000港元增長18,000,000港元。

於回顧期間，本集團概無任何借款。

財資活動

本集團大部份現金以美元、英鎊及新加坡元現金存款持有。本集團有意盡量提高股東之回報，因此，其投資組合一部份以多種貨幣持有。本公司將密切監察本集團在貨幣變動方面所承擔之風險，並於必要時採取適當行動。

董事及僱員

於二零零九年六月三十日，本集團擁有41名僱員，較截至二零零八年十二月三十一日止之上一個財政年度末之51名有所減少。於回顧期間，薪資總成本（不包括本集團分攤共同控制實體50%的部份）為13,800,000港元，去年同期則約為14,100,000港元。

前景

二零零九年下半年之業務環境仍充滿挑戰，SWAN之管理層將繼續以成本節約法管理其現有業務。本集團繼續持有若干買賣證券，其現金儲備存於一籃子貨幣中，並會不時因應本集團之買賣證券公平值重新調整所產生之未變現盈虧及重估外幣現金存款所產生之未變現匯兑盈虧而作出調整。

基於全球經濟衰退持續，加上信貸環境收緊，市場或會出現估值具吸引力之投資良機。本集團仍有充足現金儲備把握當前環境可能產生之任何價格變位情況。

審核委員會

本公司之審核委員會由本公司兩名獨立非執行董事及一名非執行董事組成。審核委員會已審閱本集團截至二零零九年六月三十日止六個月之未經審核中期財務報告。

企業管治

董事認為，除下文所披露者外，本公司於整個期間一直遵照香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載「企業管治常規守則」。

根據守則條文E.1.2，董事會主席須出席股東週年大會。然而，於二零零九年四月二十二日舉行之股東週年大會上，主席由於另有要務而未能出席大會。主席已委任顏溪俊先生代為主持大會。

遵守董事進行證券交易之標準守則

本公司已採納上市規則附錄十所載「上市公司董事進行證券交易之標準守則」(「標準守則」)。全體董事已確認彼等於整個回顧期間內已遵守標準守則。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司並無於截至二零零九年六月三十日止六個月內購買、出售或贖回本公司之任何上市證券。

董事於股份之權益

(a) 於二零零九年六月三十日，本公司各董事及行政總裁於本公司或任何其相聯法團（定義見證券及期貨條例第XV部（「證券及期貨條例」））之股份及相關股份中擁有根據證券及期貨條例第352條須記入所規定存置之登記冊，或根據標準守則須知會本公司及香港聯合交易所有限公司（「聯交所」）之權益如下：

本公司

董事姓名	權益性質	每股面值1.00港元之普通股數目
郭令明	個人	3,286,980
郭令裕	個人	1,436,000
顏溪俊	個人	1,041,100
葉偉霖	個人	520,550
陳智思	個人	53,850

城市發展有限公司

董事姓名	權益性質	普通股數目
郭令明	個人	397,226
郭令裕	個人	65,461
顏溪俊	個人	100,000
	家族	25,000

董事姓名	權益性質	優先股數目
郭令明	個人	144,445
郭令裕	個人	100,000
顏溪俊	個人	49,925
	家族	25,738

Hong Leong Investment Holdings Pte.Ltd.

董事姓名	權益性質	普通股數目
郭令明	個人	2,320
郭令裕	個人	1,290
顏溪俊	家族	247
行政總裁姓名		
郭益智	個人	1,174

Millennium & Copthorne Hotels New Zealand Limited

董事姓名	權益性質	普通股數目
郭令明	個人	3,000,000

附註： Millennium & Copthorne Hotels New Zealand Limited為Millennium &Copthorne Hotels plc(城市發展有限公司之附屬公司)之非直接附屬公司。城市發展有限公司為本公司之控股公司。本公司之董事視Hong Leong Investment Holdings Pte.Ltd.為本公司之最終控股公司。

(b) 根據Millennium & Copthorne Hotels plc(「M&C」)股東於二零零六年五月四日批准的Millennium & Copthorne Hotels長期獎勵計劃(「長期獎勵計劃」),若干董事獲授每股面值30便士之普通股作為業績表現獎勵股份,詳情如下:

董事姓名	獲授日期	業績表現獎勵股份數目	歸屬期
葉偉霖	二零零六年九月一日	9,622	二零零九月九月一日
	二零零七年三月二十七日	5,698	二零一零年三月二十七日
	二零零八年六月二十五日	15,877	二零一一年六月二十五日
	二零零九年三月三十日	42,322	二零一二年三月三十日

附註： 根據長期獎勵計劃之條款,M&C獲准向M&C或其附屬公司僱員(包括執行董事)授出業績表現獎勵股份及遞延股份花紅獎勵。

(c) 除本報告所披露外，於二零零九年六月三十日，本公司各董事及主要行政人員或其聯繫人於本公司或其任何相聯法團之任何股份、相關股份或債券中概無擁有任何根據證券及期貨條例第352條須予記錄或根據標準守則須知會本公司及聯交所之權益或淡倉。

主要股東

於二零零九年六月三十日，根據證券及期貨條例第336條所規定存置之登記冊所記錄，以下人士擁有本公司已發行股本5%或以上權益：

股東名稱	持有股份數目	*附註*	所持本公司股份百分比
eMpire Investments Limited	190,523,819		49.82%
城市發展有限公司	200,854,743	(1)	52.52%
Hong Leong Holdings Limited	21,356,085		5.58%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	(2)	60.37%
Davos Investment Holdings Private Limited	230,866,817	(3)	60.37%
Kwek Leng Kee	230,866,817	(4)	60.37%
Arnhold and S Bleichroeder Advisors, LLC	38,022,000		9.94%
Farallon Capital Offshore Investors, Inc.	35,232,850	(5)	9.21%
Aberdeen Asset Management Asia Ltd	23,052,000		6.03%
Aberdeen Asset Management Plc及其聯繫人(統稱「AAM集團」，代表由AAM集團管理之賬戶)	23,052,000	(6)	6.03%
Noonday G.P. (U.S.), L.L.C.	22,321,306		5.84%

附註：

1. 於城市發展有限公司(「城市發展」)之全資附屬公司實益擁有之200,854,743股股份(佔本公司已發行股本約52.52%)中，其中190,523,819股股份由eMpire Investments Limited持有。

2. 城市發展及Hong Leong Holdings Limited分別於200,854,743股股份及21,356,085股股份擁有權益，已包括在已披露之股份總數內。

3. Hong Leong Investment Holdings Pte. Ltd.被視為於230,866,817股股份擁有權益，佔本公司已發行股本約60.37%，已包括在已披露之股份總數內。

4. 於Davos Investment Holdings Private Limited (「Davos」)被視為擁有權益之230,866,817股股份，由於Kwek Leng Kee先生可透過行使其於Davos股東大會三分一或以上投票權而被視為擁有該些股份之權益。

5. Farallon Capital Offshore Investors, Inc.以實益擁有人之身分於該等股份中擁有權益。

6. Aberdeen Asset Management Plc以投資經理之身分於該等股份中擁有權益，當中包括Aberdeen Asset Management Plc全資控制公司擁有的股份。

除上述者外，並無任何人士或公司於二零零九年六月三十日於本公司之股份或相關股份中，擁有根據證券及期貨條例第336條須註入所規定存置之登記冊內之權益或淡倉。

承董事會命
主席
郭令明

香港，二零零九年八月十一日

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

DISCLOSEABLE TRANSACTION

DISPOSAL OF 40% EQUITY INTEREST IN TUNE HOSPITALITY INVESTMENTS FZCO

On 31 August 2009, CES Hospitality Holdings Limited, a wholly owned subsidiary of the Company, accepted in writing the offer set out in a binding letter of offer from Tune Hotels.com Capital Partners Limited dated 25 August 2009, for the acquisition by the latter of CES Hospitality Holdings Limited's 40% shareholding interest in Tune Hospitality Investments FZCO at a total cash consideration of US$4 million (about HK$31.0 million), subject to the terms and conditions set out in the said letter of offer.

Tune Hospitality Investments FZCO is a joint venture investment vehicle established to develop and own a portfolio of "no-frills" Tune branded hotels, in which CES Hospitality Holdings Limited and Istithmar Hotels FZE each hold a 40% shareholding interest whilst the remaining 20% shareholding interest is held by Tune Hotels.com Capital Partners Limited.

As the consideration ratio in respect of the Disposal exceeds 5% but is less than 25%, the Disposal constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules.

A. TERMS OF THE OFFER LETTER

The material terms of the Offer Letter are summarised below:

1. Date

25 August 2009

2. **Parties**

Offeror/ Purchaser:	Tune Hotels.com Capital Partners Limited ("Tune Hotels.com"), which is a company incorporated in the British Virgin Islands and is currently a 20% shareholder of Tune Hospitality Investments FZCO ("Tune JVC"). To the best of the knowledge of the Directors having made all reasonable enquiry, Tune Hotels.com is principally engaged in, inter alia, the investment, licensing and operation of "no-frills" limited service hotels in Asia under the Tune Hotels.com brand.
Offerees/ Sellers:	(a) CES Hospitality Holdings Limited ("CES Hospitality"), which is a company incorporated in Hong Kong and is wholly owned by the Company; and (b) Istithmar Hotels FZE ("Istithmar Hotels"), which is a company incorporated in the United Arab Emirates and is the other 40% shareholder of Tune JVC. To the best of the knowledge of the Directors after having made all reasonable enquiry, Istithmar Hotels is principally engaged in the management of Istithmar's investments in the leisure sector. Istithmar is an investment company of Dubai World, a holding company which manages and supervises a portfolio of businesses and projects for the Dubai Government.

To the best of the knowledge of the Directors after making all reasonable enquiry, Tune Hotels.com, Istithmar Hotels and their respective ultimate beneficial owners are Independent Third Parties.

3. **Assets to be disposed of and Consideration**

By accepting the Offer on 31 August 2009, CES Hospitality agreed to sell its 40% shareholding interest in Tune JVC and inter-company loans and advances owing by Tune JVC to it in the sum of US$3,999,999 (about HK$31.0 million) to Tune Hotels.com at the total consideration of US$4 million (about HK$31.0 million). Concurrently upon completion of the sale and purchase of the Sale Shares, CES Hospitality will waive the remaining balance of inter-company loans and advances owing by Tune JVC to it in the sum of US$345,545 (about HK$2.7 million). The Sale Shares represent all the indirect shareholding interest of the Company in Tune JVC, and the Group will no longer have any equity interests in Tune JVC upon completion of the sale and purchase of the Sale Shares.

The Consideration will be settled by cash within 7 working days of the acceptance of the Offer. It was determined after arm's length negotiations between the parties and was agreed to by the Company primarily with reference to the unaudited net asset value of the Tune JVC Group as at 30 June 2009.

Under the same Offer Letter, Tune Hotels.com has also made an offer for the purchase of Istithmar Hotels' 40% shareholding interest in Tune JVC on the same terms and conditions, including the consideration, as those offered by Tune Hotels.com to CES Hospitality for the Sale Shares. The Offer by Tune Hotels.com was made expressly conditional upon CES Hospitality and Istithmar Hotels selling all and not part of their shareholding interests in Tune JVC to Tune Hotels.com. Istithmar Hotels has on 26 August 2009 also accepted the offer from Tune Hotels.com in accordance with the terms of the Offer Letter.

4. **Information on Tune JVC and its principal business**

Tune JVC is established to develop and own a portfolio of "no-frills" Tune branded hotels, acquired or committed to acquire a total of eight sites; five in Malaysia and three in Indonesia. Construction work has started on the two Bali sites in Indonesia but due to the current economic recession, development of the remaining sites has been delayed.

Based on the unaudited financial statements of Tune JVC Group as at 30 June 2009, the net liability value of Tune JVC Group was US$1,324,793 (about HK$10.3 million). The table below summarises the audited operating results of Tune JVC Group for the following accounting period:

	Period from 12/7/2007 (date of incorporation of Tune JVC Group) to 31/12/2008 *US$*
Turnover	100,630
Loss before taxation	1,125,821
Loss after taxation	1,135,654

B. REASONS FOR, AND BENEFITS OF, THE DISPOSAL

The Group's principal business includes investment holding and the provision of hospitality related services.

Due to the economic slowdown, the development of the 6 acquired land sites in Malaysia and Indonesia has been delayed and this has negatively impacted on the expected returns of these projects. Furthermore, if the Company chooses to retain its 40% interest in Tune JVC, it would be subject to further capital calls in future. The Board and the management are of the opinion that it would be best to conserve the capital and deploy it to other higher-yielding investment opportunities.

At Completion Date, the net gain expected to accrue to the Group from the Disposal before transaction expenses would be about HK$540,000, subject to finalisation of the financial statements of Tune JVC Group for the period from 1 January 2009 to the Completion Date. The gain represents the difference between (i) the Consideration and (ii) the net carrying value of the Group's 40% interest in Tune JVC in its unaudited financial statements as at 30 June 2009. The net proceeds received by the Group are intended to be used as working capital.

The Directors believe that the terms of the Disposal are on normal commercial terms and fair and reasonable, and are also in the interests of the Company and the Shareholders as a whole.

C. LISTING RULES IMPLICATIONS

As the consideration ratio in respect of the Disposal exceeds 5% but is less than 25%, the Disposal constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules.

D. DEFINITIONS

The following expressions in this announcement have the meanings set out below unless the context requires otherwise:

"Board"	the board of Directors
"CES Hospitality"	CES Hospitality Holdings Limited, which is a company incorporated in Hong Kong and is a wholly owned subsidiary of the Company

"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange
"Completion Date"	the date of completion of the sale and purchase of the Sale Shares under the Offer Letter
"connected person"	has the meaning ascribed to such term in the Listing Rules
"Consideration"	the amount of US$4 million (about HK$31.0 million)
"Directors"	the directors of the Company
"Disposal"	the disposal of the Sale Shares under the Offer Letter
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Third Party"	a party who, together with its ultimate beneficial owner(s), is (to the best of the knowledge, information and belief of the Directors after having made all reasonable enquiry) not a connected person of the Company and is also independent of the Company and its connected persons
"Istithmar Hotels"	Istithmar Hotels FZE, which is a company incorporated in the United Arab Emirates and is currently a 40% shareholder of Tune JVC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offer"	the offer from Tune Hotels.com for the acquisition of CES Hospitality's 40% shareholding interest in Tune Hospitality at a total cash consideration of US$4 million (about HK$31.0 million) subject to the terms and conditions set out in the Offer Letter
"Offer Letter"	the binding letter of offer dated 25 August 2009 from Tune Hotels.com to CES Hospitality and Istithmar Hotels relating to the purchase of their entire shareholding interests in Tune JVC

"Sale Shares"	2 ordinary shares, representing 40% of the entire issued share capital of Tune JVC as held by CES Hospitality currently
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tune Hotels.com"	Tune Hotels.com Capital Partners Limited, which is a company incorporated in the British Virgin Islands and is currently a 20% shareholder of Tune JVC
"Tune JVC"	Tune Hospitality Investments FZCO, a limited liability company incorporated in Dubai on 12 July 2007, the entire issued share capital of which is currently owned as to 40% by CES Hospitality, 40% by Istithmar Hotels and 20% by Tune Hotels.com
"Tune JVC Group"	Tune JVC and its subsidiaries
"US$"	United States dollars, the lawful currency of the United States of America

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 31 August 2009

As at the date of this announcement, the Board is comprised of 8 directors, of which 4 are executive directors, namely Mr. Kwek Leng Beng, Mr. Kwek Leng Joo, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 1 is a non-executive director, namely Mr. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

For the purpose of this announcement, the translation of US$ into HK$ is based on the approximate exchange rate of US$1.00 = HK$7.7503.